SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(AMENDMENT NO. 1)

TECHTARGET, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87874R 10 0

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(1)	Name of Reporting Person TCV V, L.P. See item 2 for identification of the General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,330,755 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 10,330,755 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,330,755 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 32.6%
(14)	Type of Reporting Person PN

(A)	Please see Item 5.

(1)	Name of Reporting Person TCV Member Fund, L.P. See item 2 for identification of a General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 195,319 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 195,319 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 195,319 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) Less than 1%
(14)	Type of Reporting Person PN

(A)	Please see Item 5.

(1)	Name of Reporting Person Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,526,074 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 10,526,074 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,526,074 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 33.2%
(14)	Type of Reporting Person OO

(A)	Please see Item 5.

(1)	Name of Reporting Person TCV Management 2004, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 49,193 SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power 49,193 SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 49,193 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) Less than 1%
(14)	Type of Reporting Person OO

(A)	Please see Item 5.

(1)	Name of Reporting Person JAY C. HOAG
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,575,267 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,575,267 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,575,267 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 33.4%
(14)	Type of Reporting Person IN

(A)	Please see Item 5.

(1)	Name of Reporting Person RICHARD H. KIMBALL
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,575,267 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,575,267 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,575,267 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 33.4%
(14)	Type of Reporting Person IN

(A)	Please see Item 5.

(1)	Name of Reporting Person JOHN L. DREW
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,575,267 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,575,267 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,575,267 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 33.4%
(14)	Type of Reporting Person IN

(A)	Please see Item 5.

(1)	Name of Reporting Person JON Q. REYNOLDS JR.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 10,575,267 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 10,575,267 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,575,267 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 33.4%
(14)	Type of Reporting Person IN

(A)	Please see Item 5.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of TechTarget, Inc., a Delaware corporation (“TechTarget” or the “Company”). The Company’s principal executive offices are located at 275 Grove Street, Newton, Massachusetts 02446.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) TCV Management 2004, L.L.C., a Delaware limited liability company (“TCM 2004”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”), and (8) Jon Q. Reynolds Jr. (“Mr. Reynolds”) (Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members”). TCV V, Member Fund, Management V, TCM 2004 and the Members are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV V, Member Fund, Management V and TCM 2004 are each principally engaged in the business of investing in securities of privately and publicly held companies. Management V is the sole general partner of TCV V and a general partner of the Member Fund. The address of the principal business and office of each of TCV V, Strategic Partners IV, Management V and TCM IV is 528 Ramona Street, Palo Alto, California 94301.

Each of the Members is a Class A Member of Management V and a member of TCM 2004, the Members are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each Member is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the securities referenced in Item 5 for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above and in the Original 13D, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on October 25, 2013, TCV V, Member Fund, Management V, TCM 2004 and the Members owned, directly and indirectly, an aggregate of 10,575,267 shares as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares(*)
TCV V	10,330,755	32.6%
Member Fund	195,319	Less than 1%
Management V	10,526,074	33.2	% (**)
TCM 2004	49,193	Less than 1%

Mr. Hoag	10,575,267	33.4	% (**)
Mr. Kimball	10,575,267	33.4	% (**)
Mr. Drew	10,575,267	33.4	% (**)
Mr. Reynolds	10,575,267	33.4	% (**)

(*)	all percentages in this table are based on the approximately 31,700,000 shares of Common Stock of the Company outstanding as of the purchase of the shares tendered into the Company’s tender offer, which expired at 5:00 p.m., New York City time, on October 24, 2013, as reported in the Schedule TO filed with the Securities and Exchange Commission on September 25, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on September 26, 2013, Amendment No. 2 filed with the SEC on October 7, 2013, Amendment No. 3 filed with the SEC on October 17, 2013 and Amendment No. 4 filed with the SEC on October 25, 2013 (collectively, the “Schedule TO”) by the Company relating to the offer by the Company to purchase up to 6,500,000 shares of Common Stock at a price of $5.00 per share, without interest (the “Tender Offer”).
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

Each of TCV V, Member Fund, and TCM 2004 (collectively, the “TCV Funds”) has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the voting of its respective shares held by such TCV Fund.

Management V, as a general partner of TCV V and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares and held by TCV V and Member Fund and have the sole power to direct the vote of such shares. Management V disclaims beneficial ownership of the securities owned by TCV V and Member Fund except to the extent of its pecuniary interest therein.

Each of the Members is a Class A member of Management V and a member of TCM 2004. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV V and Member Fund and the shared power to direct the vote of such shares. Under the operating agreement of TCM 2004, the Members have the shared power to dispose or direct the disposition of the shares held by TCM 2004 and the shared power to direct the vote of such shares. Each of the Members disclaims beneficial ownership of the securities owned by TCV V, Member Fund and TCM 2004 except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c) On October 25, 2013, the Company announced that it has accepted for purchase shares of Common Stock tendered into the Tender Offer, including Common Stock tendered by the Reporting Persons. The Reporting Persons sold the following shares of Common Stock to the Company in the Tender Offer:

Name of Reporting Person	Number of Shares	Price Per Share
TCV V	2,206,725	$5.00
Member Fund	43,275	$5.00

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The summary of certain provisions of the Rights Agreement in Item 6 of the Original 13D is hereby incorporated by reference. A copy of the Rights Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Except as set forth herein and in the Original 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement

Exhibit 2 Second Amended and Restated Investors’ Rights Agreement dated December 20, 2007 (incorporated by reference from Exhibit 10.1 to the TechTarget Inc.’s Registration Statement on Form S-1 filed on February 7, 2007)

Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Interactive Brokers Group, Inc.’s form 13D filed on July 10, 2009)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2013

TCV V, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement

Exhibit 2 Second Amended and Restated Investors’ Rights Agreement dated December 20, 2007 (incorporated by reference from Exhibit 10.1 to the TechTarget Inc.’s Registration Statement on Form S-1 filed on February 7, 2007)

Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Interactive Brokers Group, Inc.’s form 13D filed on July 10, 2009)